
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933


(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Health Care Originals, Inc.

Legal status of issuer

> **Form**
> Corporation
>
> **Jurisdiction of Incorporation/Organization**
> Delaware
>
> **Date of organization**
> June 27, 2016

Physical address of issuer
260 East Main St. Suite 6325, Rochester , NY 14604

Current number of employees
10

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	914,511	1,014,947
Cash & Cash Equivalents	544,546	576,962
Accounts Receivable	0	3,746
Short-term Debt	481,998	179,166
Long-term Debt	1,532,945	1,307,945
Revenues/Sales	13,878	5051
Cost of Goods Sold	0	5,439
Taxes Paid	0	0
Net Income	-2,315,617	-2,650,362

January 27, 2026

FORM C-AR

Health Care Originals, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Health Care Originals, Inc. , a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at healthcareoriginals.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is January 27, 2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Health Care Originals, Inc. (the "Company") is a Delaware Corporation, formed on June 27, 2016.

The Company is located at 260 East Main St. Suite 6325, Rochester , NY 14604.

The Company's website is healthcareoriginals.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

AI-powered respiratory care for asthma and COPD patients.

RISK FACTORS

Risks Related to the Company's Business and Industry

Sales cycles to payers and employers are very long, typically requiring 18 months. There is a risk that the length of this cycle can impede sales growth within the specified time frame and affect cash flow and operations.

Supply Chain and Manufacturing Risk: Given the custom design of HCO's wearable, there is a risk in maintaining a consistent and reliable supply chain and manufacturing processes. Any disruptions or inefficiencies can impact product availability and quality.

Competitive Landscape Risk: HCO has first mover advantage in this space, but faces the risk of intense competition which may affect its market share and profitability.

Technology Obsolescence Risk: As HCO's products are technology-driven, there is a risk of the technology becoming obsolete due to rapid advancements in the field or the introduction of superior technologies by competitors.

Financial Sustainability Risk: HCO may face challenges in ensuring long-term financial sustainability, especially given the significant costs associated with manufacturing and marketing in a competitive market.

We have an exclusive license to that patent for all fields of use, and for a variety of reasons, believe that it's at very low risk to be revoked. However, there is still a risk that the use of that patent could be revoked in the future.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Cameron Jacox is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

AI-powered respiratory care for asthma and COPD patients.

Co-Issuer

Legal Name: Health Care Originals I, a series of Wefunder SPV, LLC
Health Care Originals I EB, a series of Wefunder SPV, LLC

Type of Business: Limited Liability Company

Formed:

Address: 4104 24TH ST

Optional Address:

Country: DE

City: San Francisco

State: CA

Zipcode: 94114

Phone Number:

Contact:

Website: wefunder.com

Business Plan

For a description of the business plan, please refer to Appendix A, Business Description and Plan, attached to the filed Offering Statement.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Sharon Samjitsingh

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder: 2014- 2023 CEO: 2023 to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Health Care Originals, Inc. 2014-Present

Education

MS, Technical Entrepreneurship and Management B.Sc., Chemical and Process Engineering

Name

Jared Dwarika

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder: 2014- 2023 COO: 2023 to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Health Care Originals, 2014-Present

Education

MBA (Masters of Business Administration)

Name

Bradford Berk

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director: 2018-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

University of Rochester, Doctor, Researcher, Professor: Present

Education

Name

Keith Wilson

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, 2014-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Cranberry Capital, Managing Partner: Present

Education

Name

Parinaz Motamedy

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, 2019-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Safar Partners, Partner: Present

Education

Name

Timothy Bowe

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director: 2024- Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Full Spectrum, Executive Chairman- Present

Education

Name

Eric Allyn

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, 2018-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

50 State LLC, Investor, Trustee: Present

Education

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Sharon Samjitsingh

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder: 2014- 2023 CEO: 2023 to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Health Care Originals, Inc. 2014-Present

Education

MS, Technical Entrepreneurship and Management B.Sc., Chemical and Process Engineering

Name

Jared Dwarika

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder: 2014- 2023 COO: 2023 to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Health Care Originals, 2014-Present

Education

MBA (Masters of Business Administration)

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 10 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Series Seed-4 Preferred Stock
Amount outstanding	2,796,078
Voting Rights	There are voting rights
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Other Material Terms or information.	There are warrants outstanding tied to these shares

Type of security	Series Seed-3 Preferred Stock
Amount outstanding	7,055,823
Voting Rights	There are voting rights
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

Type of security	Class A Common Stock
Amount outstanding	1,235,628
Voting Rights	There are voting rights
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

Type of security	Class B Common Stock
Amount outstanding	4,023,100
Voting Rights	There are voting rights
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

Type of security	Series Seed- 1 Preferred Stock
Amount outstanding	258,369
Voting Rights	There are voting rights
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

Type of security	Series Seed- 2 Preferred Stock
Amount outstanding	836,465
Voting Rights	There are voting rights
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

Type of security	Warrants
Amount outstanding	
Voting Rights	
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	1382902 reserved for issuance upon exercise or conversion

Type of security	Options
Amount outstanding	
Voting Rights	
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	730000 reserved for issuance upon exercise or conversion

The Company has the following debt outstanding:

Type of debt	Loan
Name of creditor	1728 Advisors; Safar Partners; Lord Jeff LLC; Rich Close; Matt Close
Amount outstanding	$1532945
Interest rate and payment schedule	18%
Amortization schedule	
Describe any collateral or security	
Maturity date	February 27, 2027
Other material terms	

The total amount of outstanding debt of the company is $1,532,945.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Other		$499,477.00	General Operations		Regulation CF
Convertible Notes		$8,539,314.00	General Operations	May 1, 2024	Rule 506(b)
Preferred Stock		$1,200,000.00	General Operations	July 1, 2024	Rule 506(b)
Preferred Stock		$20,000.00	General Operations	September 1, 2024	Rule 506(b)
Preferred Stock		$25,000.00	General Operations	December 1, 2024	Rule 506(c)
Preferred Stock		$38,498.00	General Operations	January 1, 2025	Rule 506(c)
Preferred Stock		$50,000.00	General Operations	April 1, 2025	Rule 506(c)
Preferred Stock		$TBD	Marketing, Device manufacture,	November 1, 2024	Regulation CF

			intake coordinator, legal and IP, and Wefunder fee		

Ownership

The company is VC-backed, with 45 different investors owning pro-rata % of the company, including the founders of the company.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Jared Dwarika	21.5%
Sharon Samjitsingh	20.8%
Safar Partners	30.8%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company completed its Series Seed IV round of financing on September 28, 2025. Following the Offering, we should have enough liquidity to execute our business plan until June 30, 2026. We intend to be profitable by 1/12028. Our significant challenges are long sales cycles in healthcare - approximately 18 months or more to sign a meaningful deal, coupled with the attendant drain on cash and the resources required to then service those contracts.

Our intent is to be profitable in 24 months. Since the date our financials cover, we have been executing on small deals and moving prospects along our pipeline, growing pipeline significantly to $63M. We have also acquired a majority stake in Imago Rehab, which will lead to short term improvements in revenue and cash flow. Revenue for the next 6 months: $450,000. COGS: $50,000. We are not yet profitable. We expect to be EBITDA positive within 24 months. We forecast raising $10M in new equity by Q2 2026, and project that will be our last equity raise.

Liquidity and Capital Resources

On the Company conducted an offering pursuant to Regulation CF and raised $499,477.00.

On May 31, 2024 the Company conducted an offering pursuant to Rule 506(b) and raised $8,539,314.00.

On July 1, 2024 the Company conducted an offering pursuant to Rule 506(b) and raised $1,199,998.92.

On September 1, 2024 the Company conducted an offering pursuant to Rule 506(b) and raised $19,999.14.

On December 1, 2024 the Company conducted an offering pursuant to Rule 506(c) and raised $24,999.30.

On January 1, 2025 the Company conducted an offering pursuant to Rule 506(c) and raised $38,498.00.

On April 1, 2025 the Company conducted an offering pursuant to Rule 506(c) and raised $50,000.00.

On May 1, 2025, the Company conducted an offering pursuant to Rule 506(c) and raised $150,000.44.

On June 1, 2025, the Company conducted an offering pursuant to Rule 506(c) and raised $10,000.00.

On July 1, 2025, the Company conducted an offering pursuant to Rule 506(c) and raised $50,001.63.

On August 1, 2025, the Company conducted an offering pursuant to Rule 506(c) and raised $50,001.63.

On September 1, 2025, the Company conducted an offering pursuant to Rule 506(c) and raised $50,001.63.

On November 1, 2024 the Company conducted an offering pursuant to Regulation CF and raised $1,105,387.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering and the Rule 506(b) offering.

Capital Expenditures and Other Obligations

We have acquired 50.1% of Imago Rehab, Inc.

Material Changes and Other Information

We have acquired 50.1% of Imago Rehab, Inc.

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Company Loans

Related Person/Entity1728 Advisors; Safar Partners; Lord Jeff LLC; Rich Close; Matt CloseRelationship to the CompanySafar Partners, lead investor. Total amount of money involved$1,250,000Benefits or compensation received by related personBenefits or compensation received by CompanyFundsDescription of the transactionLoan. Safar Partners, lead investor, loaned $500,000. Related Person/EntityFollow on investors from previous rounds as well as Co Founders. Sharon Samjitsingh; Jared Dwarika; Lance Drummond; Mark Ain Revocable Trust; Simon School Venture Capital Fund; Cranberry Capital; Ronald Goettler; Omar Bakht (brother of CTO); Quaiser Bakht (father of CTO)Relationship to the CompanyFollow on investors from previous rounds as well as Co Founders. Sharon Samjitsingh; Jared Dwarika; Lance Drummond; Mark Ain Revocable Trust; Simon School Venture Capital Fund; Cranberry Capital; Ronald Goettler; Omar Bakht (brother of CTO); Quaiser Bakht (father of CTO). Total amount of money involved$8,539,314Benefits or compensation received by related personBenefits or compensation received by CompanyFundsDescription of the transactionConvertible Note Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Sharon Samjitsingh (Signature)Sharon Samjitsingh (Name)CEO & Co-Founder (Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

HEALTH CARE ORIGINALS, INC.

Financial Statements

Years Ended May 31, 2025 and May 31, 2024
(Unaudited)

HEALTH CARE ORIGINALS, INC.
Balance Sheets
(Unaudited)

As of May 31,	2025	2024
ASSETS		
Current Assets:		
Cash and Cash Equivalents	$ 544,546	$ 576,962
Accounts Receivable, net	-	3,746
Inventory	161,286	157,128
Prepaids and Other Current Assets	69,058	69,058
Total Current Assets	**774,890**	**806,894**
Property and Equipment, net	5,264	5,685
Intangible Assets, net	126,247	196,268
Security Deposit	8,110	6,100
Total Assets	**$ 914,511**	**$ 1,014,947**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 317,512	$ -
Credit Cards	11,720	24,138
Related Part Loans	45,000	45,000
Deferred Revenue	-	2,288
Other Current Liabilities	107,766	107,740
Total Current Liabilities	**481,998**	**179,166**
Loans and Promissory Notes	1,250,000	1,250,000
Accrued Interest on Loans and Promissory Notes	282,945	57,945
Total Liabilities	**2,014,943**	**1,487,111**
STOCKHOLDERS' EQUITY		
Capital Stock and Additional Paid in Capital	11,544,194	9,856,845
Accumulated Deficit	(12,644,626)	(10,329,009)
Total Stockholders' Equity	**(1,100,432)**	**(472,164)**
Total Liabilities and Stockholders' Equity	**$ 914,511**	**$ 1,014,947**

HEALTH CARE ORIGINALS, INC.
Statements of Operations
(Unaudited)

For the Year Ended May 31,	2025	2024
Net Revenue	$ 13,878	$ 5,051
Cost of Goods Sold	-	5,439
Gross Loss	**13,878**	**(388)**
Operating Expenses		
General and Administrative	1,950,103	1,498,155
Selling and Marketing	151,778	160,587
Total Operating Expenses	**2,101,881**	**1,658,742**
Net Operating Loss	**(2,088,003)**	**(1,659,130)**
Interest Expense	227,614	1,006,823
Other Loss/(Income)	-	(15,591)
Loss Before Provision for Income Taxes	**(2,315,617)**	**(2,650,362)**
Provision/(Benefit) for Income Taxes	-	-
Net Loss	**$ (2,315,617)**	**$ (2,650,362)**

HEALTH CARE ORIGINALS, INC.
Statements of Operations
(Unaudited)

For the Year Ended May 31,	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$ (2,315,617)	$ (2,650,362)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities		
Depreciation of Property	1,671	1,421
Amortization of Intangible Assets	70,021	70,021
Share-Based Compensation	-	1,999
Changes in Operating Assets and Liabilities:		
Accounts Receivable, net	3,746	(3,746)
Inventory	(4,158)	(20,745)
Prepaids and Other Current Assets	-	-
Accounts Payable	317,512	(31,519)
Deferred Revenue	(2,288)	(4,344)
Credit Cards	(12,418)	10,908
Accrued Interest	225,000	1,005,876
Other Current Liabilities	26	51,303
Security Deposit	(2,010)	(2,500)
Net Cash Used in Operating Activities	**(1,718,515)**	**(1,571,688)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchase of Property and Equipment	(1,251)	(7,106)
Purchases of Intangible Assets	-	(80,000)
Net Cash Used in Investing Activities	**(1,251)**	**(87,106)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayment of Sharholder Loans	-	(21,500)
Borrowing on Promissory Notes and Loans	-	1,250,000
Borrowing on Convertible Notes	-	1,000,000
Issuance of stock	1,687,350	-
Net Cash Provided by Financing Activities	**1,687,350**	**2,228,500**
Change in Cash and Cash Equivalents	**(32,416)**	**569,706**
Cash and Cash Equivalents - Beg of Year	576,962	7,256
Cash and Cash Equivalents - End of Year	**$ 544,546**	**$ 576,962**